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[SECURITY BENEFIT LOGO]

December 28, 2012

VIA EDGAR
Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Subj:	Security Benefit Life Insurance Company
SBL Variable Annuity Account XIV
Post-Effective Amendment No. 10 to the Registration Statement on Form N-4
File No. 333-138540 and 811-10011

Dear Ms. White:

On October 19, 2012, Security Benefit Life Insurance Company (the “Company”) and SBL Variable Annuity Account XIV (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 in order to disclose a change in the charge for the Return of Premium Death Benefit Rider and a higher administration charge for the Dimensional VA Subaccounts.  On behalf of the Company and the Separate Account, we are responding to comments on the Amendment that the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to Elisabeth Bentzinger on November 5, 2012.

The following paragraph provides the Company’s response to the comment raised by the Staff.

Comment:   Please provide Tandy representations with regard to the filing.

Response:  The Company acknowledges that, with respect to the above-referenced filing:
  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.
  the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and
  the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (785) 438-3321 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with the Amendment.

Sincerely,

CHRIS SWICKARD

Chris Swickard
Vice President and Associate General Counsel

cc:    Elisabeth M. Bentzinger
Sutherland Asbill & Brennan

One Security Benefit Place * Topeka, Kansas 66636-0001